Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

This filing relates to a proposed business combination (the “Merger”) involving Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream” and, together with Crestwood Equity, “Crestwood”).

Additional Information and Where to Find It

This communication contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

Simplification Overview and Q1 2015 Financial & Operating Results May 6, 2015 Crestwood Midstream Partners LP Crestwood Equity Partners LP Connections for America’s Energy ™

Connections for America’s Energy ™
Forward-Looking Statements

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This press release contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of
Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED
TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED
MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.
PARTICIPANTS IN THE SOLICITATION
Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual
Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual
Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Free copies of these documents may be obtained from the sources described above.
The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-
looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may result from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and
NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and
Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

Transaction Overview

•
Crestwood Equity Partners LP (NYSE: CEQP) and Crestwood Midstream Partners LP
(NYSE: CMLP) have executed definitive agreements to merge the two partnerships
–
Terms of the simplification transaction have been approved by both conflicts committees and boards of directors
–
The merger must be approved by a majority of CMLP unitholders
–
First Reserve retains 100% non-economic GP interest (control)
•
CMLP unitholders will receive 2.75 CEQP units for each CMLP unit owned in a tax-
free exchange
–
Implies 17% premium to CMLP closing price as of 5/5/2015
–
~498 MM units issued to CMLP unitholders or 73% of pro forma CEQP
•
CMLP becomes wholly-owned subsidiary and all existing and new debt remains at
CMLP entity
–
CMLP’s incentive distribution rights eliminated
–
CEQP remaining operating assets contributed to CMLP immediately following the merger
–
CEQP and CMLP revolvers refinanced into a new $1.5 billion facility
–
Class A Preferred units at CMLP exchanged into a substantially equivalent security at CEQP
•
Transaction is expected to close in Q3 2015, subject to CMLP unitholder approval and customary closing conditions
Connections for America’s Energy ™

4
Transaction Highlights

• Elimination of ~$30 million of IDRs drives immediate cost of capital improvement
• Competitive cost of capital improves positioning for >$3.0 billion of identified expansion opportunities
Improved Cost of
Capital
• Simplified entity that should attract a broader universe of investors
• Improved credit profile due to the elimination of structural subordination
• Simplification of Crestwood’s governance structure better positions the partnership to participate in the continuing trend of industry consolidation
Simplify
Corporate
Structure
• Eliminates $5 million of estimated public company costs
• Additive to $25 million to $30 million run-rate savings identified as a part of
Crestwood’s 2015 cost reduction initiatives
Further Reduce
Cost Structure /
Fixed Charges
• Pro forma 2015 CEQP coverage ratio improved to ~1.05x at $0.55 per unit distribution (~$15 million excess cash flow coverage)
(1)
• 2% dilutive to CMLP in 2016, 3% accretive in 2017, substantial accretion thereafter
• Expected pro forma DCF growth of ~11% through 2017
(2)
; accelerated with greater
M&A and organic investment
Growth and
Stability in
Distributions
• Focus on core strategy of servicing the full midstream value chain in the premier shale plays in North America
• Eliminates existing conflicts of interest arising from financial complexity
Unified Corporate
Strategy
1) Estimated coverage ratio and cash coverage assumes January 1, 2015 effective date for the transaction for illustrative purposes.
2) Represents growth rate from 2015E pro forma DCF (assuming January 1, 2015 effective date) to 2017E pro forma DCF.
Connections for America’s Energy ™

Simplified Organizational Structure

Crestwood Equity
Partners LP
(NYSE: CEQP)
187.2 MM units
First Reserve/
Crestwood
Holdings
~11% LP
Interest
Crestwood
Midstream
Partners LP
(NYSE: CMLP)
188.3 MM common units
18.3 MM Class A
preferred units
Operating Subsidiaries
~4% LP
Interest
GP / IDR
Ownership
CEQP Public
Unitholders
~71% LP
Interest
CMLP Public
Common and
Preferred
Unitholders
~85% LP
Interest
~29% LP Interest
100% Non-economic GP
Interest (Control)
Operating
Subsidiaries
(NGL Assets)
Current Structure Pro Forma Structure
Crestwood Equity
Partners LP
(NYSE: CEQP)
685 MM common units
52 MM preferred units
First Reserve/
Crestwood
Holdings
Crestwood
Midstream
Partners LP
(private wholly-owned
subsidiary)
100% Operating
Subsidiaries
CEQP Public
and Preferred
Unitholders
~84% LP
Interest
~16% LP Interest
100% Non-economic GP
Interest (Control)
Connections for America’s Energy ™

Realignment of Strategy Centered on Value
Creation
One Stock,
Simplified
Strategy

•
Provide first-in-class customer service
•
Focus on maintaining stable, fee-based cash flow profile
–
>90% total consolidated cash flow from fee based contracts
•
Leverage asset footprint to seek attractive investment opportunities
–
8 core assets in the most prolific shale plays in North America
–
>$3.0 billion identified expansion opportunities around our asset footprint
•
Manage costs to match commercial and operational opportunity sets
–
>$30 million of identified run-rate cost savings through 2015 cost reduction initiative
•
Prudently manage the balance sheet
–
Leverage targets <4.0x
•
Transparency to investors
Simplification of structure realigns strategic focus towards unlocking full value potential of our midstream portfolio
Connections for America’s Energy ™

Connections for America’s Energy
™
Cost of Capital Analysis – Impact of IDR Elimination

Key Assumptions:
• $500 MM Investment, 50% Equity / 50% Debt Consideration
• Cost of Debt: 6.25%, CMLP Unit Price = $16.00, CEQP Unit Price = $6.82 (as of 5/5/2015)
Illustrative Cost of Capital Uplift
CMLP
Pro Forma CEQP
1) Current LP distribution on newly issued units.
2) Assumes 1.05x distribution coverage on incremental DCF.
($ millions except per unit data)
$500 MM Investment $500 MM Investment
Investment Multiple 6.0x 9.0x 12.0x 6.0x 9.0x 12.0x
Acquired EBITDA $83 $56 $42 $83 $56 $42
(-) Maintenance Capex (4) (3) (2) (4) (3) (2)
(-) Incremental Interest Expense (16) (16) (16) (16) (16) (16)
(-) Cost of New Equity
(1)
(26) (26) (26) (20) (20) (20)
Incremental DCF Available to Distribute $38 $12 ($2) $43 $17 $4
(-) Incremental GP Distribution / IDRs (19) (6) 0 – – –
Incremental DCF Available to LPs $19 $5 ($2) $43 $17 $4
Existing Units 188 188 188 685 685 685
New Units 16 16 16 37 37 37
Pro Forma Total Units 204 204 204 722 722 722
Distribution Summary
Current Distribution per Unit $1.64 $1.64 $1.64 $0.55 $0.55 $0.55
(+) Incremental Distribution per Unit
(2)
0.08 0.02 (0.01) 0.06 0.02 0.01
Pro Forma Distribution per Unit $1.72 $1.66 $1.63 $0.61 $0.57 $0.56
Distribution Growth % 4.8% 1.1% (0.8%) 10.4% 4.1% 0.9%

E
COLT Hub
Arrow Midstream
BAKKEN SHALE
ROCKY MOUNTAIN
D
Jackalope Gathering
Douglas Rail
NIOBRARA SHALE
A
U.S. Salt
Thomas Corners
Watkins Glen
Seneca Lake
Bath
Stagecoach
Steuben
MARC I & North-South
South Jersey Terminal
NGL Transportation
NGL Transportation
NORTHEAST
Marcellus
Seymour Terminal
MARCELLUS SHALE
WEST COAST
F
West Coast
MONTEREY TEMBLOR SHALE
Indian Creek
GRANITE WASH
Fayetteville
FAYETTEVILLE SHALE
CENTRAL
NGL Transportation
Operations Office
Las Animas
Barnett
C
AVALON SHALE AND BONE SPRING
BARNETT SHALE
HAYNESVILLE AND BOSSIER SHALE
B
Headquarters
Tres Palacios
NGL & CRUDE
Gathering
Trucking
Rail
Storage
Terminaling
NATURAL GAS
Gathering & Transportation
Processing
Compression
Storage

Crestwood™

Connections for America’s Energy
™
8
Positioning Crestwood for Growth
Expansion Opportunities
A. Marcellus Shale:
~$500 to $600 million
B. South Texas:
~$1.1 to $1.3 billion
C. Permian Basin:
~$600 to $700 million
D. Niobrara Shale:
~$300 to $350 million
E. Bakken Shale:
~$500 to $750 million
F. West Coast:
~$75 to $100 million

Improving cost of capital to capture >$3.0 billion of identified potential expansion opportunities around asset footprint

Connections for America’s Energy
™
Proposed Transaction Timeline

Announce Transaction
Complete new
$1.5 BB Revolver
syndication
May 6
May Jun Jul Aug Sep
May
CEQP /CMLP
Files S-4 and
Proxy Statement
with SEC
SEC Completes
Review of CMLP
Proxy Statement
July / August
Merger
Completed
(CMLP Delisted)
September
CMLP Unitholder
Vote
Aug / Sep
•
Transactions recommended by CEQP and CMLP conflicts committees and approved by CEQP and CMLP Boards of Directors
•
No major regulatory approvals required
•
CMLP majority unitholder approval required
–
CEQP, Crestwood Holdings, Crestwood management, the board of directors, and the Class
A Preferred Holders own approximately 26% of the CMLP units entitled to vote and have indicated their support for the transaction
May / June
Conservative estimate of ~4+ months from Announcement to Merger Closing

Connections for America’s Energy ™ First Quarter Highlights 10 10

Crestwood™
Midstream Partners LP

Crestwood™
Equity Partners LP

Crestwood™

Connections for America’s Energy ™
First Quarter Highlights
•
Adjusted EBITDA of $124.7MM, 26% over 1Q 2014
•
Distributable cash flow of $93.1MM, 34% over 1Q 2014
•
Quarterly cash distribution of $0.41/common unit to be
paid May 15, 2015 to unit holders of record on May 8, 2015
•
Consolidated Adjusted EBITDA of $141.9MM, 22% over 1Q
2014
•
Distributable cash flow of $21.4MM, 9% over 1Q 2014
•
Quarterly cash distribution of $0.1375/common unit to be
paid May 15, 2015 to unit holders of record on May 8, 2015
Note:  See reconciliations of Adjusted EBITDA and distributable cash flow in the Appendix of this presentation.

Connections for America’s Energy ™
Consolidated Operating Statistics
Q1 2015 Q1 2014
Gathering and Processing
Gathering (Bcf/d) 1.2 1.1
Processing (MMcf/d) 203 189
Compression (MMcf/d) 692 448
Storage and Transportation
Firm (Bcf/d) 1.7 1.5
Interruptible (MMcf/d) 370 477
NGL and Crude Services
COLT Hub – Rail Loading (MBbls/d) 123 98
Arrow – (Crude MBbls/d / Gas MMcf/d
Water MBbls/d)
44/20/12
Total Bakken Crude Handled (MBbls/d) 223 154
CEQP NGL Volumes (MBbls/d) 232 244

66/45/25

Connections for America’s Energy ™
First Quarter Financial Results - CMLP
Q1 2015 Q1 2014
Total Revenues $455 $537
Gross Margin 169 139
Operations and Maintenance 35 28
General and Administrative 24 24
Net Income 22 6
Adjusted EBITDA 125 99
(-) Cash Interest Expense (28) (26)
(-) Maintenance Capital (3) (3)
Distributable Cash Flow
(1)
93 70
($US Millions)
(1) Other adjustments include income tax expense and deficiency payments.

Connections for America’s Energy ™
First Quarter Financial Results - CEQP
Q1 2015 Q1 2014
Total Revenues $732 $972
Gross Margin 202 186
Operations and Maintenance 51 44
General and Administrative 28 28
Net Income 18 13
Adjusted EBITDA 142 117
(-) Cash Interest Expense (32) (30)
(-) Maintenance Capital (5) (7)
(-) CMLP DCF Attributable to Public LPs (82) (60)
CEQP Distributable Cash Flow
(1)
21 20
($US Millions)
(1) Other adjustments include income tax expense and deficiency payments.

Connections for America’s Energy ™ Non GAAP Reconciliations 15 15

Connections for America’s Energy ™
CMLP Non-GAAP Reconciliations

2015 2014
EBITDA
Net income 21.7 $               5.5 $
Interest and debt expense, net 29.9 28.1
Provision for income taxes 0.3 0.7
Depreciation, amortization and accretion 59.9 50.8
EBITDA
(a)
111.8 $            85.1 $
Significant items impacting EBITDA:
Unit-based compensation charges 5.2 4.6
(Gain) loss on long-lived assets, net 0.8 (0.5)
Loss on contingent consideration — 2.1
(Earnings) loss from unconsolidated affiliates, net (3.4) 0.1
Adjusted EBITDA from unconsolidated affiliates, net 6.5 1.7
Significant transaction and environmental related costs and other items 3.8 5.8
Adjusted EBITDA
(a)
124.7 $            98.9 $
Distributable Cash Flow
Adjusted EBITDA
(a)
124.7 $             98.9 $
Cash interest expense
(b)
(28.0) (26.3)
Maintenance capital expenditures
(c)
(2.7) (3.3)
Provision for income taxes (0.3) (0.7)
Deficiency payments (0.6) 1.1
Distributable cash flow attributable to CMLP
(d)
93.1 $              69.7 $
(a)
(b) Cash interest expense is book interest expense less amortization of deferred financing costs plus bond premium amortization.
(c)
(d)
EBITDA is defined as income before income taxes, plus net interest and debt expense, and depreciation, amortization and accretion expense. In addition, Adjusted EBITDA considers the adjusted earnings impact of our unconsolidated affiliates by adjusting our equity earnings or losses from our unconsolidated affiliates for our proportionate share of their depreciation and interest and the impact of certain significant items, such as unit-
based compensation expenses, gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, change in fair value of certain commodity derivative contracts, certain costs related to our 2015 cost savings initiatives, and other transactions identified in a specific reporting period.  EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they do not include deductions for items such as depreciation, amortization and accretion, interest and income taxes, which are necessary to maintain our business. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP.  EBITDA and Adjusted EBITDA calculations may vary among entities, so our computation may not be comparable to measures used by other companies.
Maintenance capital expenditures are defined as those capital expenditures which do not increase operating capacity or revenues from existing levels.
Distributable cash flow is defined as Adjusted EBITDA, less cash interest expense, maintenance capital expenditures, income taxes, deficiency payments (primarily related to deferred revenue), and other adjustments.
Distributable cash flow should not be considered an alternative to cash flows from operating activities or any other measure of financial performance calculated in accordance with generally accepted accounting principles as those items are used to measure operating performance, liquidity, or the ability to service debt obligations. We believe that distributable cash flow provides additional information for evaluating our ability to declare and pay distributions to unitholders.  Distributable cash flow, as we define it, may not be comparable to distributable cash flow or similarly titled measures used by other corporations and partnerships.
Three Months Ended
March 31,
(in millions, unaudited)

Connections for America’s Energy ™
CEQP Non-GAAP Reconciliations

2015 2014
EBITDA
Net income 18.1 $               13.2 $
Interest and debt expense, net 33.6 31.7
Provision for income taxes 0.4 0.8
Depreciation, amortization and accretion 74.2 66.3
EBITDA
(a)
126.3 $            112.0 $
Significant items impacting EBITDA:
Unit-based compensation charges 5.8 5.4
(Gain) loss on long-lived assets, net 1.0 (0.5)
Loss on contingent consideration — 2.1
Earnings (loss) from unconsolidated affiliates, net (3.4) 0.1
Adjusted EBITDA from unconsolidated affiliates, net 6.5 1.7
Change in fair value of commodity inventory-related derivative contracts 1.1 (10.7)
Significant transaction and environmental related costs and other items 4.6 6.5
Adjusted EBITDA
(a)
141.9 $            116.6 $
Distributable Cash Flow
Adjusted EBITDA (a) 141.9 $             116.6 $
Cash interest expense (b) (31.8) (30.4)
Maintenance capital expenditures (c) (5.4) (7.0)
Provision for income taxes (0.4) (0.8)
Deficiency payments (0.6) 1.1
Public Crestwood Midstream LP unitholders interest in CMLP distributable cash flow
(d)
(82.3) (59.8)
Distributable cash flow attributable to CEQP
(e)
21.4 $              19.7 $
Three Months Ended
March 31,
(in millions, unaudited)
(a)
(b) Cash interest expense less amortization of deferred financing costs plus bond premium amortization plus or minus fair value adjustment of interest rate swaps.
(c)
(d)
(e)
Crestwood Midstream distributable cash flow less incentive distributions paid to the general partner and the public LP ownership interest in Crestwood Midstream.
Distributable cash flow is defined as Adjusted EBITDA, less cash interest expense, maintenance capital expenditures, income taxes, deficiency payments (primarily related to deferred revenue), and public Crestwood
Midstream LP unitholders interest in CMLP distributable cash flow.  Distributable cash flow should not be considered an alternative to cash flows from operating activities or any other measure of financial performance calculated in accordance with generally accepted accounting principles as those items are used to measure operating performance, liquidity, or the ability to service debt obligations. We believe that distributable cash flow provides additional information for evaluating our ability to declare and pay distributions to unitholders.  Distributable cash flow, as we define it, may not be comparable to distributable cash flow or similarly titled measures used by other corporations and partnerships.
EBITDA is defined as income before income taxes, plus net interest and debt expense, and depreciation, amortization and accretion expense. In addition, Adjusted EBITDA considers the adjusted earnings impact of our unconsolidated affiliates by adjusting our equity earnings or losses from our unconsolidated affiliates for our proportionate share of their depreciation and interest and the impact of certain significant items, such as unit-
based compensation expenses, gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, change in fair value of certain commodity derivative contracts, certain costs related to our 2015 cost savings initiatives, and other transactions identified in a specific reporting period.  EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they do not include deductions for items such as depreciation, amortization and accretion, interest and income taxes, which are necessary to maintain our business. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP.  EBITDA and Adjusted EBITDA calculations may vary among entities, so our computation may not be comparable to measures used by other companies.
Maintenance capital expenditures are defined as those capital expenditures which do not increase operating capacity or revenues from existing levels.